Saucy Brew Works LLC



ANNUAL REPORT

2885 Detroit Ave.

Cleveland, OH 44113

216-666-2568

www.saucybrewworks.com

This Annual Report is dated April 29, 2022.

BUSINESS

Saucy Brew Works is an Ohio Limited Liability Company (LLC), formed in 2015, which manufactures, markets, and sells craft beer. The Company is also engaged in the operation of craft breweries and restaurants.

Above all, Saucy is built on its people, the "Saucy Posse," as we call it. Together, our 130+ employees focus on superior quality products and imaginative beer, food and culture. We invest in our talented associates and in the absolute best process technology. We've put in place philanthropic efforts that support local schools, our precious water supply, hospitals and employees in need due to trying life circumstances.

Saucy Brew Works, LLC has eight wholly-owned subsidiaries: 1436 West 48th LLC ("48th Street"), Saucy Vibes LLC ("Vibes"), Saucy Brew Works Pinecrest, LLC ("Pinecrest"), Saucy Brew Works Columbus, LLC ("Columbus"), Saucy Brew Works Detroit, LLC ("Detroit") and Saucy Brew Works Independence, LLC ("Independence"), Saucy Brew Works Sandusky, LLC ("Sandusky") and Saucy Brew Works Charlottle, LLC ("Charlotte") (collectively, the Company).

In addition, the Co-issuer for this offering, Saucy Brew Works SE2 LLC, is an Ohio LLC that was created for the exclusive purpose of directly acquiring, holding and disposing of Class C membership interests in the Issuer and raising capital in one or more offerings made in compliance with 17 C.F.R. §227.100 et seq. ("Regulation Crowdfunding"). The Co-Issuer will have no other operating activities outside of its investment into the Issuer. The Co-Issuer will be treated as an association taxable as a corporation for federal and all relevant state tax purposes, and neither the Company nor the Manager shall take any action or make any election which is inconsistent with such tax treatment. The Issuer, Saucy Brew Works, LLC, will bear all costs and expenses attributable to the Co-Issuer activities, and shall reimburse the Co-Issuer for all such costs and expenses paid thereby on behalf of the Company.

Previous Offerings

Name: Class A Units
Type of security sold: Equity
Final amount sold: $7,180,102.00
Number of Securities Sold: 48,761,064
Use of proceeds: Initial funding of the Company.
Date: June 17, 2017
Offering exemption relied upon: Section 4(a)(2)

Name: Class A Units
Type of security sold: Equity
Final amount sold: $1,953,179.00
Number of Securities Sold: 8,939,936
Use of proceeds: Working capital requirements and geographical expansion of the business.
Date: March 31, 2020
Offering exemption relied upon: Section 4(a)(2)

Name: Class C Units
Type of security sold: Equity
Final amount sold: $1,016,098
Number of Securities Sold: 1,045,631
Use of proceeds: Geographical expansion of the business.
Date: December 23, 2020
Offering exemption relied upon: Regulation CF

Name: Class A Units
Type of security sold: Equity
Final amount sold: $2,350,000.00
Number of Securities Sold: 14,006,133
Use of proceeds: Purchase of land in Independence, OH.
Date: December 24, 2020
Offering exemption relied upon: Section 4(a)(2)

Name: Class A Units
Type of security sold: Equity
Final amount sold: $730,142
Number of Securities Sold: 7,089,404
Use of proceeds: As of April 13, 2021, the Company provided the 2019 Convertible Note holders

a Conversion Notice, that the Company was going to make a Voluntary Prepayment as allowed under the agreement. The Convertible Note holders elected to convert their Convertible Notes into a $1,265,907 equity contribution, which resulted in the Company issuing 10,900,000 Class A Units to the Convertible Note holders. The remaining principal and accrued interest on the 2019 Convertible Notes are included in the Current portion of long-term debt on the consolidated balance sheets and will be paid within the terms defined in the 2019 Convertible Notes.
Date: April 13, 2021
Offering exemption relied upon: Section 4(a)(2)

Name: Class A Units
Type of security sold: Equity
Final amount sold: $1,641,895.00
Number of Securities Sold: 15,985,928
Use of proceeds: The capital raised was to pay down the current obligation as a result of the conversion notice associated with the 2019 Convertible Notes.
Date: May 26, 2021 - December 31, 2021
Offering exemption relied upon: Section 4(a)(2)

Name: Class C Units
Type of security sold: Equity
Final amount sold: $4412,824
Number of Securities Sold: 461,065
Use of proceeds: Geographical expansion of the business.
Date: December 24, 2021
Offering exemption relied upon: Regulation CF

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

The following discussion of our financial condition and results of operations for the twelve-month period ended December 31, 2021, compared to the twelve-month period ended December 31, 2020. This discussion should be read in conjunction with our consolidated financial statements and the related notes included in this Annual Report.

Revenue. Net revenue increased by $3,554,628, or 99% to $7,144,008 for the year ended December 31, 2021 from $3,589,380 for the year ended December 31, 2020. This change was primarily driven by an increase in retail revenue in the Cleveland brewpub, along with the opening of the Detroit brewpub and a full year of operations within Pinecrest and Columbus brewpubs. Additionally the Company saw an increase in Wholesale revenue as a result of the expanding footprint in off-site bars and restaurants, along with a large presence in grocery stores.

Cost of Goods Sold. Cost of Goods Sold increased by $2,905,494, or 83%, to $6,399,545 for the year ended December 31, 2021 as compared to $3,494,051 from the year ended December 31, 2020. This change was driven by a general increase in retail costs of goods sold as a result of the increased food and labor costs resulting from the COVID-19 pandemic, along with the opening of the Detroit brewpub and a full year of operations within Pinecrest and Columbus brewpubs.

Gross Profit. Gross profit increased by $649,134, or 680%, to $744,463 for the year ended December 31, 2021 from $95,329 for the year ended December 31, 2020.

Selling, General, and Administrative Expenses. Selling, general, and administrative expenses increased by $1,440,145, or 58% to $3,904,796 for the year ended December 31, 2021 from $2,464,651 for the year ended December 31, 2020. This change was primarily driven by an increase in marketing expense of approximately $340,000 related to the sponsorship of the Cleveland Cavaliers that had been suspended during the the year ended December 31, 2020. Additionally, selling, general and administrative expenses increased as a result of an increase in rent expense in the Cleveland brewpub, a partial year of rent expense that coincided with the opening of the Detroit brewpub and a full year of rent expense for the the Pinecrest and Columbus brewpubs.

Operating Loss. Our operating loss for the year ended December 31, 2021 increased to an operating loss of $3,160,333 from an operating loss of $2,369,322 for the year ended December 31, 2020.

Other Income (Expense). Our other income (expense) increased by $389,318 to $121,756 for the year ended December 31, 2021 from ($267,562) for the year ended December 31, 2020. This change was primarily driven by the recognition of approximately $367,000 of grant income associated with Company's first draw under the Paycheck Protection Program.

Net Loss. Our net loss for the year ended December 31, 2021 increased to a net loss of $3,3038,577 from a net loss of $2,636,884 for the year ended December 31, 2020.

Historical results and cash flows:

At December 31, 2021 and 2020, the Company had cash of $115,272 and $82,388, respectively, reflecting the change in cash as described below.

Cash Flows Used in Operating Activities. Cash flows used in operating activities increased by $809,893 to $1,012,409 for the year ended December 31, 2021 from $202,516 for the year ended December 31, 2020. This change was primarily driven by the Company operating at a net loss and the pre-payment of the marketing sponsorship related to the Cleveland Cavaliers.

Cash Flows Used in Investing Activities. Cash flows used in investing activities decreased by $5,109,035 to $1,097,362 for the year ended December 31, 2021 from $6,206,397 for the year ended December 31, 2020. This change was primarily driven by the Company's build-outs of the Pinecrest, Columbus and Detroit brewpubs, along with the purchase of the land in Independence, OH during the year ended December 31, 2020 that were non-recurring for the year ended December 31, 2021.

Cash Flows Provided by Financing Activities. Cash flows provided by financing activities decreased by $4,137,617 to $2,142,655 for the year ended December 31, 2021 from $6,280,272 for the year ended December 31, 2020. This change was primarily driven by the Company financing the Pinecrest, Columbus, and Detroit buildouts, along with the purchase of the Independence land through additional debt during the year ended December 31, 2020 that were non-recurring for the year ended December 31, 2021.

The Company expects that, if necessary to support future operations, additional funding would be available through additional debt and equity raises.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $115,272.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Regional Bank
Amount Owed: $100,000.00
Interest Rate: Prime Rate + 1.45%
Maturity Date: December 31, 2022
At December 31, 2021 and 2020, the Company had available a $100,000 revolving line of credit with a financial institution. Outstanding borrowings accrue interest at Prime (3.25% at December 31, 2021 and 2020), plus 1.45%, are collateralized by certain assets of the Company, and are guaranteed by a member. The revolving line of credit is due on demand and interest is payable monthly. At December 31, 2021 and 2020, the revolving line of credit had an outstanding balance of $100,000 and $99,836, respectively.

Creditor: Regional Bank
Amount Owed: $400,000.00
Interest Rate: Prime Rate + 1.50%
Maturity Date: March 2022
In March 2021, the Company entered into a $400,000 revolving line of credit with a financial institution. Outstanding borrowings accrue interest at Prime plus 1.50% with interest payable monthly, provided the interest rate is not less than 4.75%. This revolving line of credit is collateralized by substantially all of the Company's assets and has a member as a co-borrower. At December 31, 2021, the revolving line of credit had an outstanding principal balance of $400,000.

Creditor: County
Amount Owed: $274,809
Interest Rate: 2.50%

Maturity Date: June 01, 2027

In November 2016, the Company entered into a term note (the "County Loan") for the principal amount of $480,000 with a county to finance the purchase of equipment. The County Loan requires monthly installment payments of $4,525 through May 2027, including interest at 2.50%, is collateralized by certain equipment, and guaranteed by certain members of the Company. As of December 31, 2021 and 2020, the outstanding balance of the County Loan is $274,809 and $321,603, respectively.

Creditor: Supplier
Amount Owed: $0.00
Interest Rate: 7.0%
Maturity Date: October 01, 2021

In November 2019, the Company entered into a term note (the "Canning Note") with a vendor for the principal amount of $151,410 to finance the purchase of equipment. The Canning Note required quarterly installment payments of $20,337, through October 2021, including interest at 7.00%, and was collateralized by the financed equipment. At December 31, 2020, the outstanding balance of the Canning Note was $97,190. During the year ended December 31, 2021, the Company paid the outstanding balance and the Canning Note was closed.

Creditor: Regional Bank
Amount Owed: $470,473.00
Interest Rate: 4.87%
Maturity Date: January 08, 2025

In January 2020, the Company entered into a term note (the "Warehouse Note") with a financial institution for the principal amount of $500,000 to finance the purchase of a warehouse. The Warehouse Note requires monthly principal and interest payments of $3,285, with a balloon payment due upon maturity in January 2025. The Warehouse Note requires monthly installment payments of $3,285, including interest at 4.87%, with a balloon payment due upon maturity in January 2025. The Warehouse Note is collateralized by the financed warehouse, guaranteed by a member, and subject to certain prepayment penalties, as defined. As of December 31, 2021 and 2020, the outstanding balance of the Warehouse Note is $470,473 and $486,267, respectively.

Creditor: Supplier
Amount Owed: $18,750.00
Interest Rate: 0.0%
Maturity Date: July 01, 2021

In February 2020, the Company entered into a Note and Security Agreement (the "Sleever Note") with a vendor for the principal amount of $50,000 to finance the purchase of equipment. The Sleever Note was non-interest bearing, required monthly principal payments of $3,125 through July 2021, and was collateralized by the financed equipment. At December 31, 2020, the outstanding balance of the Sleever Note was $18,750. During the year ended December 31, 2021, the Company paid the outstanding balance and the Sleever Note was closed.

Creditor: Regional Bank (PPP Loan)
Amount Owed: $606,000.00 as of December 31, 2021. $0.00 as of January 31, 2022
Interest Rate: 1.0%
Maturity Date: April 22, 2022
In April 2020, the Company received loan proceeds in the amount of approximately $367,000 under the Paycheck Protection Program ("PPP"), which includes a $10,000 grant for applying for an Economic Injury and Disaster Loan. The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act, provides for loans to qualifying businesses for amounts up to 2.5 times of the average monthly payroll expenses of the qualifying business. The loans and accrued interest are forgivable after eight or twenty-four weeks as long as the Company uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The amount of loan forgiveness will be reduced if the Company terminates employees or reduces salaries during the eight or twenty-four week period. The unforgiven portion of the PPP loan is payable over two years at an interest rate of 1.00%, with a deferral of payments for the first six months. At December 31, 2020, the PPP Loan was classified as a long-term debt on the accompanying consolidated balance sheet, as the debt was not yet legally released. In June 2021, forgiveness was granted by the Small Business Administration and $367,000 was recognized in other income on the accompanying consolidated statement of operations during the year ended December 31, 2021.

During February 2021, the Company applied for and received a second draw PPP loan of approximately $606,000. Borrowings bear interest at 1.00%, mature in five years, and are subject to the same terms of forgiveness as the original PPP loan. As of December 31, 2021, the full balance of the second draw PPP loan was outstanding. In January 2022, the second draw PPP loan was fully forgiven.

Creditor: City
Amount Owed: $18,974.00
Interest Rate: 1.00%
Maturity Date: June 30, 2025
In July 2020, the Company entered into an Emergency Working Capital Loan Agreement (the "City WC Note") with a city for the principal amount of $10,000 to provide emergency working capital to purchase the mandated protective equipment as a result of COVID-19. The City WC Note requires monthly installment payments of $150 beginning in January 2021, until all proceeds are repaid, including interest at 1.00%, and is guaranteed by a certain member. In August 2020 , the Company entered into a second Emergency Working Capital Loan Agreement with a city for an additional $10,000. Borrowings bear interest at 1.00% and are subject to the same terms as the first City WC Note. As of December 31, 2021 and 2020, the outstanding balance of the City WC Notes is $18,974 and $10,000, respectively.

Creditor: Regional Bank
Amount Owed: $1,365,000.00
Interest Rate: 4.75%
Maturity Date: December 15, 2021
In December 2020, the Company entered into a Term Note (the "Land Note") with a financial

institution for the principal amount of $1,365,000 to provide financing for the purchase of land in Independence, OH. The Land Note requires monthly interest only payments at Prime plus 1.50% (minimum interest rate of 4.75%). In December 2021, the Company modified the debt agreement to extend the maturity date to April 15, 2022. The Land Note and is guaranteed by certain members. As of December 31, 2021 and 2020, the outstanding balance of the Land Note is $1,365,000.

Creditor: 2019 - Convertible Note Holders
Amount Owed: $622,189.00
Interest Rate: 13.0%
Maturity Date: January 31, 2025
In January 2020, an advance due from a member was converted to a convertible promissory note. In addition, the Company issued other convertible promissory notes to members (collectively, the 2019 Convertible Notes) in an aggregate principal amount of $1,575,000. The 2019 Convertible Notes accrue interest at an annual rate of 13% and mature in January 2025. As of December 31, 2020, the total outstanding balance of the 2019 Convertible Notes is $1,767,926, which includes interest paid-in-kind of $192,926. The notes contain a voluntary conversion feature allowing the holder to convert the then outstanding principal amount and accrued interest into equity upon certain events. Upon election to convert, the holder receives membership interests equal to the aggregate outstanding principal and accrued interest, with units calculated based upon the discounted valuation, as defined in the agreement. During 2021, the Company offered a voluntary prepayment to the holders of the 2019 Convertible Notes which resulted in the Company issuing 7,089,404 Class A Units equal to $730,142. Based on elections of the 2019 Convertible Notes note holders, the Company paid $440,000 of principal to certain noteholders. As of December 31, 2021, the total outstanding balance of the 2019 Convertible Notes is $662,189, which includes interest paid-in-kind of $187,188.

Creditor: 2020 - Related Party Note Holders
Amount Owed: $650,000.00
Interest Rate: 10.0%
Maturity Date: February 28, 2022
In December 2020, the Company issued a series of unsecured promissory notes to members (collectively, the 2020 Notes) in an aggregate principal amount of $650,000. The 2020 Notes will accrue interest at an annual rate of 10% and mature in February 2022. The notes require monthly interest-only payments beginning in March 2021 with the aggregate outstanding principal and interest due upon maturity. The notes are subordinate to the 2019 convertible notes. As of December 31, 2021 and 2020, the total outstanding balance of the 2020 Notes is $650,000.

Creditor: Member
Amount Owed: $450,000.00
Interest Rate: Prime Rate
Maturity Date: March 31, 2022
During June 2021, the Company issued an unsecured line of credit (the "Member LOC") for the amount of $450,000, payable on demand to a member of the Company. Interest is payable

monthly at the Prime rate. As of December 31, 2021, the total outstanding balance of the Member LOC is $450,000. The note has been classified as current, as the Company anticipates to repay the principal outstanding balance during 2022.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Brent Zimmerman

Brent Zimmerman's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: CEO, Co-Founder, and Manager
Dates of Service: June 15, 2015 - Present
Responsibilities: Overall direction and growth, along with fundraising and strategic partnerships.

Other business experience in the past three years:

Employer: (re)spring
Title: CEO
Dates of Service: January 01, 2016 - Present
Responsibilities: Developed and implemented a groundbreaking real estate investment vehicle providing debt funding to legal cannabis production and cultivation facilities across the United States.

Other business experience in the past three years:
Employer: JJCBUS
Title: CEO
Dates of Service: December 01, 2010 - Present
Responsibilities: Raised equity to fund eight Jimmy John's franchises, representing a 120-person operation with over $5 million in revenue.

Other business experience in the past three years:
Employer: Brent Zimmerman Development LLC
Title: Real Estate Developer
Dates of Service: March 01, 2015 - Present
Responsibilities: Developed over $100 million of commercial real estate in Cleveland and Columbus, including site selection, land purchase, raising equity, and delivering and stabilizing and renting final product.

Other business experience in the past three years:
Employer: AdvisoryCloud
Title: Advisor
Dates of Service: December 01, 2019 - June 30, 2020
Responsibilities: Freelance advisor

Other business experience in the past three years:

Employer: Saucy Brew Works SE2 LLC
Title: Manager
Dates of Service: April 19, 2021 - Present
Responsibilities: Managing incoming investments / investors.

Name: Matthew Shubeck

Matthew Shubeck's current primary role is with the Issuer.
Positions and offices currently held with the issuer:

Position: Chief Operations Officer
Dates of Service: January 01, 2020 - Present
Responsibilities: Operations and forecasting.

Other business experience in the past three years:

Employer: Saucy Brew Works
Title: Finance Manager
Dates of Service: August 01, 2017 - January 01, 2020
Responsibilities: Operations, accounting, and budgeting.

Name: Eric Anderson

Eric Anderson's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: Chief Brewing Officer and Co-Founder
Dates of Service: April 01, 2016 - Present
Responsibilities: Brewery operations and creative direction.

Name: David Lentz

David Lentz's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: Accounting Manager and Controller
Dates of Service: March 09, 2020 - Present
Responsibilities: Day-to-day accounting and cash flow forecasting

Other business experience in the past three years:

Employer: Grant Thornton LLP
Title: Audit Manager
Dates of Service: September 30, 2013 - March 08, 2020
Responsibilities: Managed 15+ audit clients in both the public and private sectors.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Class A Units
Member Name: Paul Hubbard
Amount and nature of Beneficial ownership: 36,291,791

Title of class: Class B Units
Member Name: Paul Hubbard
Amount and nature of Beneficial ownership: 1,648,600

Total Ownership of the Company: 31.38%

RELATED PARTY TRANSACTIONS

Name of Entity: MeToo LLC
Names of 20% owners: Brent Zimmerman
Relationship to Company: Manager
Nature / amount of interest in the transaction: MeToo LLC is the owner operator of the Cleveland brewery and production facility real-estate (i.e. the building). The Company pays MeToo rent at the cost of $20.50 per square foot ($18,920 monthly) in year 1 up to $29.50 per square foot ($27,226 monthly) in year 10-20.
Material Terms: The Company signed a 15-year lease with escalation clauses each year to rent approximately 12,000 square feet. The Company has two 60 month renewal options.

Name of Entity: 2020 - Related Party Note Holders
Names of 20% owners: 2020 - Related Party Note Holders
Relationship to Company: Minority Investors
Nature / amount of interest in the transaction: See the above Indebtedness footnote for full details on the 2020 - Related Party Note Holders.
Material Terms: See the above Indebtedness footnote for full details on the 2020 - Related Party Note Holders.

Name of Entity: Paul Hubbard (Member)
Names of 20% owners: Paul Hubbard
Relationship to Company: Investor
Nature / amount of interest in the transaction: See the above Indebtedness footnote for full details on the Member LOC.
Material Terms: See the above Indebtedness footnote for full details on the Member LOCs.

OUR SECURITIES

The company has authorized Class A Units, Class B Units, Class C Units, and 2019 - Convertible Note Holders.

Class A Units

The amount of security authorized is 94,782,465 with a total of 94,782,465 outstanding.

Voting Rights

One vote per Class A Unit.

Material Rights

A "Class A Unit" means a Unit representing ownership of a Class A Interest. "Class A Interest" means the membership interest of a Class A Member in the Company as set forth in this Agreement, including, without limitation, rights to (A) vote on various Company matters as set forth herein, and (B) receive distributions (liquidating or otherwise) and allocations of Profits and Losses. Collectively, the Class A Interests of all the Class A Members shall be referred to herein as the "Class A Interests." The "Class A Members" means, collectively, those Members holding Class A Units, each of whom may be referred to individually as a "Class A Member."

Inspection Rights. The holders of Class A Units have inspection rights as provided under the Ohio Limited Liability Company Act.

Allocations of Profits and Losses and Distributions. All members regardless of class, shall receive allocations of losses in accordance with their respective percentage interests in the Company; provided, however, losses shall not be allocated to any member to the extent such allocation would cause such member to have a deficit capital account balance while any such member continues to have a positive adjusted capital account balance. In such event, such losses shall first be allocated to the members with positive adjusted capital accounts in proportion to those balances until their positive capital accounts have been returned to zero.

Subject to certain exceptions and subject to regulatory allocations, profits and related items of income and gain shall first be allocated to members to recover all previously allocated, and thereafter, to the members in accordance with their respective percentage interests in the Company. Notwithstanding the foregoing, the Manager shall not be required to distribute any profits and the Manager shall have the sole discretion to reinvest the profits.

The Company shall make mandatory tax distributions to the members pursuant to the provisions of the Operating Agreement. Upon the first to occur of dissolution, the affirmative vote of members holding two-thirds of the outstanding voting units, the occurrence of any events making it unlawful or impossible for the Company to carry on its business, or a change of control, after capital, or in the event of a change in control, the proceeds thereof, (a) first, pro rata to the Class A Members and Class C Members in accordance with their respective percentage interests, to the extent of their unreturned capital, and (b) second, to all of the members, regardless of class, in accordance with their respective percentage interests.

6.5 TRANSFERS UPON DEATH. Upon the death or disability of any Member, the guardian or personal representative of the Member's estate shall elect to either (i) retain the deceased Member's Units as an Assignee, or as a substitute Member if approved by the Manager in the Manager's sole discretion, or {ii) have the Company purchase from the deceased Members estate all of the deceased Member's Units which he or his estate owns in the Company. Such election shall be made within ninety (90) days after such disability or the appointment of the personal representative of the estate. For purposes of this Section 4.5, "disability" shall mean the physical or mental incapacitation of a Member to the point where the Member is unable to satisfactorily perform his or her duties as a Member. In the event the guardian or personal representative fails to timely make the election set forth herein, the Manager of the Company shall make the election.

Class B Units

The amount of security authorized is 24,729,000 with a total of 24,729,000 outstanding.

Voting Rights

One vote per Class B unit.

Material Rights

Inspection Rights. The holders of Class B Units have inspection rights as provided under the Ohio Limited Liability Company Act.

Allocations of Profits and Losses and Distributions. All members regardless of class, shall receive allocations of losses in accordance with their respective percentage interests in the Company; provided, however, losses shall not be allocated to any member to the extent such allocation would cause such member to have a deficit capital account balance while any such member continues to have a positive adjusted capital account balance. In such event, such losses shall first be allocated to the members with positive adjusted capital accounts in proportion to those balances until their positive capital accounts have been returned to zero.

Subject to certain exceptions and subject to regulatory allocations, profits and related items of income and gain shall first be allocated to members to recover all previously allocated, and thereafter, to the members in accordance with their respective percentage interests in the Company. Notwithstanding the foregoing, the Manager shall not be required to distribute any profits and the Manager shall have the sole discretion to reinvest the profits.

The Company shall make mandatory tax distributions to the members pursuant to the provisions of the Operating Agreement. Upon the first to occur of a dissolution, the affirmative vote of members holding two-thirds of the outstanding voting units, the occurrence of any events making it unlawful or impossible for the Company to carry on its business, or a change of control, after capital, or in the event of a change in control, the proceeds thereof, (a) first, pro rata to the Class A Members and Class C Members in accordance with their respective percentage interests, to the extent of their unreturned capital, and (b) second, to all of the members, regardless of class, in accordance with their respective percentage interests.

6.5 TRANSFERS UPON DEATH. Upon the death or disability of any Member, the guardian or personal representative of the Member's estate shall elect to either (i) retain the deceased Member's Units as an Assignee, or as a substitute Member if approved by the Manager in the Manager's sole discretion, or {ii) have the Company purchase from the deceased Members estate all of the deceased Member's Units which he or his estate owns in the Company. Such election shall be made within ninety (90) days after such disability or the appointment of the personal representative of the estate. For purposes of this Section 4.5, "disability" shall mean the physical or mental incapacitation of a Member to the point where the Member is unable to satisfactorily perform his or her duties as a Member. In the event the guardian or personal representative fails to timely make the election set forth herein, the Manager of the Company shall make the election.

Class C Units

The amount of security authorized is 1,506,696 with a total of 1,506,696 outstanding.

Voting Rights

There are no voting rights associated with Class C Units.

Material Rights

A "Class C Unit" means a Unit representing ownership of a Class C Interest. "Class C Interest" means the membership interest of a Class C Member in the Company as set forth in this Agreement, including, without limitation, rights to receive distributions (liquidating or otherwise) and allocations of Profits and Losses; provided, however, that Class C Interests shall not have any voting rights. Collectively, the Class C Interests of all the Class C Members shall be referred to herein as "Class C Interests."

Inspection Rights. The holders of Class A Units have inspection rights as provided under the Ohio Limited Liability Company Act.

Allocations of Profits and Losses and Distributions. All members regardless of class, shall receive allocations of losses in accordance with their respective percentage interests in the Company; provided, however, losses shall not be allocated to any member to the extent such allocation would cause such member to have a deficit capital account balance while any such member continues to have a positive adjusted capital account balance. In such event, such losses shall first be allocated to the members with positive adjusted capital accounts in proportion to those balances until their positive capital accounts have been returned to zero.

Subject to certain exceptions and subject to regulatory allocations, profits and related items of income and gain shall first be allocated to members to recover all previously allocated, and thereafter, to the members in accordance with their respective percentage interests in the Company. Notwithstanding the foregoing, the Manager shall not be required to distribute any profits and the Manager shall have the sole discretion to reinvest the profits.

The Company shall make mandatory tax distributions to the members pursuant to the provisions of the Operating Agreement. Upon the first to occur of a dissolution, the affirmative vote of members holding two-thirds of the outstanding voting units, the occurrence of any events making it unlawful or impossible for the Company to carry on its business, or a change of control, after capital, or in the event of a change in control, the proceeds thereof, (a) first, pro-rata to the Class A Members and Class C Members in accordance with their respective percentage interests, to the extent of their unreturned capital, and (b) second, to all of the members, regardless of class, in accordance with their respective percentage interests.

6.5 TRANSFERS UPON DEATH. Upon the death or disability of any Member, the guardian or personal representative of the Member's estate shall elect to either (i) retain the deceased Member's Units as an Assignee, or as a substitute Member if approved by the Manager in the Manager's sole discretion, or {ii) have the Company purchase from the deceased Members estate all of the deceased Member's Units which he or his estate owns in the Company. Such election shall be made within ninety (90) days after such disability or the appointment of the personal representative of the estate. For purposes of this Section 4.5, "disability" shall mean the physical or mental incapacitation of a Member to the point where the Member is unable to satisfactorily perform his or her duties as a Member. In the event the guardian or personal representative fails to timely make the election set forth herein, the Manager of the Company shall make the election.

2019 - Convertible Note Holders

The security will convert into Class a units and the terms of the 2019 - Convertible Note Holders are outlined below:

Amount outstanding: $622,189.00

Maturity Date: January 31, 2024

Interest Rate: 13.0%

Discount Rate: 30.0%

Valuation Cap: $12,606,399.40

Conversion Trigger: Conversion events are as follows: (i) Prepayment, (ii), Maturity Date, (iii) Change of Control, which includes (A) a sale of substantially all assets of the Company, (B) a merger, consolidation or similar transaction by the Company in which the Company is not the surviving entity or the Company's members or other equity holders do not own a majority of the outstanding securities of the Company or other surviving entity immediately after such merger, consolidation or transaction, an initial public offering of the Company's securities, and (D) a liquidation or dissolution of the Company that occurs prior to the payment in full, or conversion, of the Convertible Note.

Material Rights

The maturity date of the Convertible Notes is 4 years after the issuance date; however, the Company has the sole discretion to extend the term for a 5th year. The interest rate is 13.0% per annum. If the Company elects to extend the Convertible Notes, the interest rate is 15.0% per annum during the extension period. The Company is required to accrue, but not pay, interest in Year 1. Interest will then be paid quarterly thereafter. Upon a conversion event or the maturity of the Convertible Note, the Convertible Note will convert at a discounted Company valuation of $12,606,400.

As of April 13, 2021, the Company provided the 2019 Convertible Note holders a Conversion Notice, that the Company was going to make a Voluntary Prepayment as allowed under the agreement. The Convertible Note holders elected to convert their Convertible Notes into a $1,265,907 equity contribution, which resulted in the Company issuing 10,900,000 Class A Units to the Convertible Note holders. The remaining principal and accrued interest on the 2019 Convertible Notes has been reclassed into Accounts Payable and will be paid within the terms defined in the 2019 Convertible Notes.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk

An investment in the Company (also referred to as "we", "us" or "our") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class C Units should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company..

Our business projections are only projections

There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product, that consumers will think it's a better option that a competing product, or that we will be able to provide service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

You should be prepared to hold this investment for several years or longer. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer.

Your investment could be illiquid for a long time

Any Class C Units purchased through this crowdfunding campaign are subject to limitations on transfer. Class C Units generally may not be transferred without the consent of the Manager, subject to certain exceptions for transfers upon death or in other involuntary circumstances.

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. In addition, securing additional investors could require pricing our equity below its current price. Even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity or debt financings in the future, which may reduce the value of your investment in the Class C Units. Interest on debt securities could increase costs and negatively impact operating results. In addition, if we need to raise more equity capital from the sale of membership units, those investors may negotiate terms that are more favorable than the terms of your investment, and possibly a lower purchase price per unit.

Management Discretion as to Use of Proceeds
Our success will substantially depend upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The use of proceeds described below is an estimate based on our current business plan and may be subject to change as circumstances change. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with No Voting Rights
The Class C Units that an investor is buying have no voting rights attached to them. This means that you will have no ability to control or direct how the Company will be run. By investing, you are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of the Company, you will only be paid out if there is any cash remaining after all of the creditors of the Company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will possibly need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

We face significant market competition
The market for craft beer is highly competitive, due to the increasing number of beverage companies with similar pricing and target drinkers. Some of the largest of these competitors in our market include Great Lakes Brewing Company, Platform Beer Co., Masthead Brewing Co., and Rhinegeist Brewery, many of which are introducing new products and expanding their efforts behind existing brands. The Company anticipates competition among domestic craft brewers will remain strong as some existing breweries are building more capacity, expanding geographically and adding more SKUs and styles. The continued growth in the sales of craft-brewed domestic beers is expected to increase the competition in the market for craft beer within the United States and, as a result, prices and market share of the Company's products may fluctuate and possibly decline. The Company's products compete generally with other alcoholic beverages. The Company competes with other beer and beverage companies not only for drinker acceptance and loyalty, but also for shelf, cold box and tap space in retail establishments and for marketing focus by the Company's Distributors and their customers, all of which also distribute and sell other hard seltzers, beers and other alcoholic beverage products. Many of the Company's competitors have substantially greater financial resources, marketing strength and distribution networks than the Company. Moreover, the introduction of new products by competitors that compete directly with the Company's products or that diminish the importance of the Company's products to retailers or Distributors may have a material adverse effect on the Company's business and financial results.

We are an early stage company and have not yet generated any profits
The Company was formed on June 15, 2015. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all the same business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. The Company has incurred a net loss since inception. There is no assurance that we will be profitable in the coming years.

The Global COVID-19 Pandemic Has Disrupted the Company's Business and the Company's Financial Condition and Operating Results Have Been and Are Expected To Continue to be Affected by the Outbreak and Its Effects.

The Company's operations and business have been negatively affected and could continue to be materially and adversely affected by the COVID-19 pandemic and related weak, or weakening of, economic or other conditions, particularly in the United States where the Company derives most of its revenue and profit, but also in Europe, where some of the Company's ingredient suppliers are located. National, state and local governments have responded to the COVID-19 pandemic in a variety of ways, including, without limitation, by declaring states of emergency, restricting people from gathering in groups or interacting within a certain physical distance (i.e., social distancing), and in certain cases, ordering businesses to close or limit operations or people to stay at home. Although the Company has been permitted to continue to operate its breweries in all of the jurisdictions in which it operates, there is no assurance that the Company will be permitted to operate these facilities under every future government order or other restriction and in every location or that the third-party breweries on which the Company relies for production will similarly be permitted to continue to operate. In particular, any limitations on, or closures of, the Company's Ohio and Michigan breweries, could have a material adverse impact on the Company's ability to manufacture products and service customers and could have a material adverse impact on the Company's business, financial condition and results of operations.

The Company Is Dependent on Its Distributors

The Company sells its alcohol beverages to independent beer Distributors for distribution to retailers and, ultimately, to drinkers. Although the Company currently has arrangements with two Distributors, sustained growth will require it to maintain such relationships and possibly enter into agreements with additional Distributors. Changes in control or ownership within the current distribution network could lead to less support of the Company's products. Contributing to distribution risk is the fact that the Company's distribution agreements are generally terminable by the Distributor on relatively short notice. While these distribution agreements contain provisions giving the Company enforcement and termination rights, some state laws prohibit the Company from exercising these contractual rights. The Company's ability to maintain its existing distribution arrangements may be adversely affected by the reliance of its distributors on major beer producers for a large percentage of their revenue, and therefore, they may be influenced by such producers. If the Company's existing distribution agreements are terminated, it may not be able to enter into new distribution agreements on substantially similar terms, which may result in an increase in the costs of distribution.

The Company's advertising and promotional investments may affect the company's financial results but not be effective

The Company has made, and expects to continue to make, significant advertising and promotional expenditures to enhance its brands. These expenditures may adversely affect the Company's results of operations in a particular quarter or even for the full year and may not result in increased sales. Variations in the levels of advertising and promotional expenditures have in the past caused, and are expected in the future to continue to cause, variability in the Company's results of operations. While the Company attempts to invest only in effective advertising and promotional activities, it is difficult to correlate such investments with sales results, and there is no guarantee that the Company's expenditures will be effective in building brand equity or growing long term sales.

The Company has Debt some of which is secured by certain assets of the Company.
The Company has an aggregate of $4,997,592 in outstanding loans, which are secured by substantially all of our assets. In addition, we may need to seek to increase loans or seek additional loans from financial institutions or other individuals in the future. A default on any loans, could result in the foreclosure on our assets which would require us to cease our operations, and in any event, could result in a total loss of your investment.

If our brand does not achieve widespread consumer acceptance, our growth may be limited.
Our brand is early in its growth cycle and has not yet achieved extensive brand recognition. Accordingly, if consumers do not accept our brand, we will not be able to penetrate our markets and our growth may be limited.

Class action or other litigation relating to alcohol abuse or misuse could adversely affect our business.
Companies in the alcohol industry are, from time to time, exposed to class action or other litigation relating to alcohol advertising, product liability, alcohol abuse problems or health consequences from the misuse of alcohol. It is also possible that governments could assert that the use of alcohol has significantly increased government funded health care costs. Litigation or assertions of this type have adversely affected companies in the alcohol industry, and it is possible that we, as well as our suppliers, could be named in litigation of this type. Also, lawsuits have been brought in a number of states alleging that beverage alcohol manufacturers and marketers have improperly targeted underage consumers in their advertising. Plaintiffs in these cases allege that the defendants' advertisements, marketing and promotions violate the consumer protection or deceptive trade practices statutes in each of these states and seek repayment of the family funds expended by the underage consumers. While we have not been named in these lawsuits, we could be named in similar lawsuits in the future. Any class action or other litigation asserted against us could be expensive and time-consuming to defend against, depleting our cash and diverting our personnel resources and, result in significant harm to our business.

Regulatory decisions and legal, regulatory and tax changes could limit our business activities, increase our operating costs and reduce our margins.

Our business is subject to extensive regulation. This may include regulations regarding production, distribution, marketing, advertising and labeling of beverage alcohol and our other products. We are required to comply with these regulations and to maintain various permits and licenses. With respect to our alcoholic beverages, we are also required to conduct business only with holders of licenses to import, warehouse, transport, distribute and sell beverage alcohol products. We cannot assure you that these and other governmental regulations applicable to our industry will not change or become more stringent. Moreover, because these laws and regulations are subject to interpretation, we may not be able to predict when and to what extent liability may arise. Additionally, due to increasing public concern over alcohol-related societal problems, including driving while intoxicated, underage drinking, alcoholism and health consequences from the abuse of alcohol, various levels of government may seek to impose additional restrictions or limits on advertising or other marketing activities promoting beverage alcohol products. Failure to comply with any of the current or future regulations and requirements relating to our industry and products could result in monetary penalties, suspension or even revocation of our licenses and permits. Costs of compliance with changes in regulations could be significant and could harm our business, as we could find it necessary to raise our prices in order to maintain profit margins, which could lower the demand for our products and reduce our sales and profit potential. Also, the distribution of beverage alcohol products is subject to extensive taxation. The increase in taxation could significantly harm our sales revenue and margins, both through the reduction of overall consumption and by encouraging consumers to switch to lower-taxed categories of beverage alcohol.

Contamination of our products and/or counterfeit or confusingly similar products could harm the image and integrity of, or decrease customer support for, our brands and decrease our sales. The success of our brand depends upon the positive image that consumers have of it. Contamination, whether arising accidentally or through deliberate third-party action, or other events that harm the integrity or consumer support for our brand, could affect the demand for our products. Contaminants in raw materials purchased from third parties and used in the production of our products or defects in the manufacturing could lead to low quality as well as illness among, or injury to, consumers of our products and could result in reduced sales. We may also be required to recall products in the event of contamination or damage. Also, to the extent that third parties sell products that are either counterfeit versions of our brand or brands that look like our brand, consumers of our brand could confuse our products with products that they consider inferior. This could cause them to refrain from purchasing our brand in the future and in turn could impair our brand equity and adversely affect our sales and operations.

Distributions.

The Company is not required to distribute any profits, and the Company's manager may, in its sole discretion, reinvest any profits into the Company's operations. Therefore, no distributions are guaranteed.

Investors in our Class C Units have no voting rights.

Subject to applicable law and, except as mentioned in our organizational documents, the holders of Class C Units have no voting rights, management or control rights or influence or vote on any corporate matters, and the voting members and manager may take actions of which a majority of the holders of Class C Units disapprove. In assessing the risks and rewards of an investment in the Class C Units, investors must be aware that they are relying solely on the good faith, judgment, and ability of our Manager and the holders of our voting Units, to make appropriate decisions in respect to our management, and the holders of Class C Units will be subject to the decisions of our Manager and holders of our voting Units.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 29, 2022.

Saucy Brew Works LLC

By /s/ *Brent Zimmerman*

Name: Saucy Brew Works LLC

Title: CEO, CO-Founder, Principal Executive Officer and Manager,

Exhibit A

FINANCIAL STATEMENTS

Saucy Brew Works, LLC and Subsidiaries

Consolidated Financial Statements
December 31, 2021 and 2020

Cohen & Co

cohencpa.com

SAUCY BREW WORKS, LLC AND SUBSIDIARIES

DECEMBER 31, 2021 AND 2020

TABLE OF CONTENTS

INDEPENDENT AUDITORS' REPORT .... 2 - 3

CONSOLIDATED BALANCE SHEET
   December 31, 2021 and 2020 4

CONSOLIDATED STATEMENT OF OPERATIONS
   Years ended December 31, 2021 and 2020 5

CONSOLIDATED STATEMENT OF MEMBERS' EQUITY
   Years ended December 31, 2021 and 2020 6

CONSOLIDATED STATEMENT OF CASH FLOWS
   Years ended December 31, 2021 and 2020 7

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS .... 8 - 19

Independent Auditors' Report

Members
Saucy Brew Works, LLC and Subsidiaries

Opinion

We have audited the accompanying consolidated financial statements of Saucy Brew Works, LLC and Subsidiaries, which comprise the consolidated balance sheet as of December 31, 2021 and 2020, and the related consolidated statements of operations, members' equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Saucy Brew Works, LLC and Subsidiaries as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Saucy Brew Works, LLC and Subsidiaries and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Saucy Brew Works, LLC and Subsidiaries' ability to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued.

COHEN & COMPANY, LTD.
800.229.1099 | 866.818.4538 FAX | cohencpa.com

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Saucy Brew Works, LLC and Subsidiaries' internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Saucy Brew Works, LLC and Subsidiaries' ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Cohen & Company Ltd.

Cleveland, Ohio
March 30, 2022

CONSOLIDATED BALANCE SHEET

DECEMBER 31, 2021 AND 2020

	2021	2020
ASSETS		
CURRENT ASSETS		
Cash	$ 115,272	$ 82,388
Accounts receivable	49,369	91,859
Equity subscriptions receivable	7,037	975,101
Inventories	497,856	409,135
Prepaid expenses and other current assets	268,711	19,370
	938,245	1,577,853
PROPERTY AND EQUIPMENT - AT COST		
Land	2,165,011	2,165,011
Buildings and building improvements	312,746	312,746
Leasehold improvements	4,589,473	2,920,925
Machinery and equipment	4,593,817	4,192,842
Computer equipment	259,634	144,082
Furniture and fixtures	188,674	125,105
Construction in progress	570,455	1,720,790
	12,679,810	11,581,501
Less: Accumulated depreciation	3,313,305	2,074,203
	9,366,505	9,507,298
OTHER ASSETS	151,844	69,500
	$ 10,456,594	$ 11,154,651
LIABILITIES AND MEMBERS' EQUITY		
CURRENT LIABILITIES		
Lines of credit	$ 500,000	$ 469,825
Current portion of long-term debt	3,801,704	1,517,707
Accounts payable	1,133,086	791,303
Accrued expenses and other current liabilities	333,283	267,214
	5,768,073	3,046,049
LONG-TERM LIABILITIES		
Long-term debt and convertible notes	695,888	3,566,028
Deferred rent	1,146,700	1,054,092
	1,842,588	4,620,120
MEMBERS' EQUITY	2,845,933	3,488,482
	$ 10,456,594	$ 11,154,651

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF OPERATIONS

YEARS ENDED DECEMBER 31, 2021 AND 2020

	2021	2020
REVENUE		
Retail	$ 5,982,214	$ 2,708,121
Wholesale	1,161,794	881,259
	7,144,008	3,589,380
COST OF GOODS SOLD		
Retail	4,421,327	1,953,849
Wholesale	1,978,218	1,540,202
	6,399,545	3,494,051
GROSS PROFIT	744,463	95,329
SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES	3,904,796	2,464,651
OPERATING LOSS	(3,160,333)	(2,369,322)
OTHER INCOME (EXPENSE)		
Gain on sale of property and equipment	3,760	-
Interest expense	(302,912)	(277,700)
Paycheck Protection Program loan forgiveness income	367,000	-
Other income	53,908	10,138
	121,756	(267,562)
NET LOSS	$ (3,038,577)	$ (2,636,884)

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENT OF MEMBERS' EQUITY

YEARS ENDED DECEMBER 31, 2021 AND 2020

| | CLASS A UNITS | | CLASS B UNITS | | CLASS C UNITS | | MEMBERS' | TOTAL |
	UNITS	AMOUNT	UNITS	AMOUNT	UNITS	AMOUNT	DEFICIT	MEMBERS' EQUITY
BALANCE - JANUARY 1, 2020	55,611,104	$ 8,674,566	24,729,000	$ -	-	$ -	$ (5,954,103)	$ 2,720,463
Contributions from members - Net of class C unit issuance costs of $417,790	16,096,029	2,806,595	-	-	1,045,631	598,308	-	3,404,903
Net loss	-	-	-	-	-	-	(2,636,884)	(2,636,884)
BALANCE - DECEMBER 31, 2020	71,707,133	11,481,161	24,729,000	-	1,045,631	598,308	(8,590,987)	3,488,482
Contributions from members - Net of class C unit issuance costs of $388,833	15,985,928	1,641,895	-	-	461,065	23,991	-	1,665,886
Conversion of convertible notes to equity	7,089,404	730,142	-	-	-	-	-	730,142
Net loss	-	-	-	-	-	-	(3,038,577)	(3,038,577)
BALANCE - DECEMBER 31, 2021	94,782,465	$ 13,853,198	24,729,000	$ -	1,506,696	$ 622,299	$ (11,629,564)	$ 2,845,933

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2021 AND 2020

	2021	2020
CASH FLOW USED IN OPERATING ACTIVITIES		
Net loss	$ (3,038,577)	$ (2,636,884)
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation	1,241,915	724,430
Gain on sale of property and equipment	(3,760)	-
Interest paid-in-kind	64,405	192,926
Deferred rent	92,608	931,833
Paycheck Protection Program loan forgiveness income	(367,000)	-
Changes in operating assets and liabilities		
Accounts receivable	42,490	(55,374)
Equity subscription receivable	968,064	-
Inventories	(88,721)	(233,402)
Prepaid expenses and other assets	(331,685)	235,415
Accounts payable	341,783	516,031
Accrued expenses and other current liabilities	66,069	122,509
Net cash flow used in operating activities	(1,012,409)	(202,516)
CASH FLOW USED IN INVESTING ACTIVITIES		
Acquisition of property and equipment	(1,106,185)	(6,206,397)
Proceeds from sale of property and equipment	8,823	-
Net cash flow used in investing activities	(1,097,362)	(6,206,397)
CASH FLOW PROVIDED BY FINANCING ACTIVITIES		
Net borrowings on lines of credit	30,175	28,313
Borrowings on long-term debt	1,066,149	2,892,000
Repayments on long-term debt	(179,555)	(144,843)
Borrowings on convertible debt	-	1,075,000
Repayments on convertible debt	(440,000)	-
Contributions from members - Net	1,665,886	2,429,802
Net cash flow provided by financing activities	2,142,655	6,280,272
NET INCREASE (DECREASE) IN CASH	32,884	(128,641)
CASH - BEGINNING OF YEAR	82,388	211,029
CASH - END OF YEAR	$ 115,272	$ 82,388
SUPPLEMENTAL FINANCIAL INFORMATION		
Interest paid	$ 238,507	$ 56,607
NONCASH INVESTING AND FINANCING ACTIVITIES		
Acquisition of property and equipment through long-term debt	$ -	$ 50,000
Member advance converted to convertible debt	$ -	$ 500,000
Conversion of convertible notes to equity	$ 730,142	$ -
Equity subscriptions receivable	$ -	$ 975,101

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements include the accounts of Saucy Brew Works, LLC, and its six wholly-owned subsidiaries, 1436 West 48th LLC ("48th Street"), Saucy Vibes LLC ("Vibes"), Saucy Brew Works Pinecrest, LLC ("Pinecrest"), Saucy Brew Works Columbus, LLC ("Columbus"), Saucy Brew Works Detroit, LLC ("Detroit") and Saucy Brew Works Independence, LLC ("Independence") (collectively, "the Company"). All intercompany balances and transactions have been eliminated in consolidation.

Nature of Operations

The Company is an Ohio limited liability company (LLC), formed in 2015, which manufactures, markets, and sells craft beer. The Company is also engaged in the operation of craft breweries and restaurants.

COVID-19 Impact

During the COVID-19 pandemic, the Company's services have generally been considered essential in nature, although certain aspects of operations experienced significant impact resulting in lost revenues and delays in development. As the situation continues to evolve, the Company's management is closely monitoring the impact of the COVID-19 pandemic on all aspects of the business, including how it impacts customers, suppliers, vendors, and employees, in addition to how the COVID-19 pandemic impacts the ability to provide services to customers. Management believes the ultimate impact of the COVID-19 pandemic on the Company's operating results, cash flows, and financial condition is likely to be determined by factors which are uncertain, unpredictable, and outside of the Company's control. The situation surrounding COVID-19 remains fluid, and if disruptions do arise, they could materially adversely impact the business.

Use of Accounting Estimates

Management uses estimates and assumptions in preparing consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (GAAP). Those estimated and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used, particularly given the significant social and economic disruptions and uncertainties associated with the ongoing COVID-19 pandemic, and such differences may be material.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Other Taxes

The Company is responsible for compliance with the Alcohol and Tobacco Tax and Trade Bureau of the U.S. Treasury Department (the TTB) regulations, as well as compliance with the alcohol tax laws of states in which the Company conducts business, which includes making timely and accurate excise tax payments. The Company is subject to periodic compliance audits by the TTB and these states. The Company calculates its excise tax expense based upon units sold and on its understanding of the applicable excise tax laws. Excise tax expense is included in revenue in the consolidated statement of operations and was approximately $20,000 and $16,000 for the years ended December 31, 2021 and 2020, respectively.

Revenue Recognition

The Company's performance obligations primarily consist of the sale of craft beer. Agreements are entered into by the Company in the form of purchase orders or contracts. The Company recognizes this wholesale revenue when the Company satisfies its performance obligation under the contract by transferring the promised product to the customer when the customer obtains control of the product. This generally happens when the customer picks up the order from the Company's facility. The Company is the principal in all contracts.

The Company disaggregates revenue by retail and wholesale revenue, as management believes that presentation best depicts how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors.

The transaction price is allocated to the performance obligation based on the terms outlined in the formal contract or purchase order. The transaction price does not include any variable consideration.

Company retail revenue comprises of retail sales at Company-operated restaurants. Sales by Company-operated restaurants are recognized when food and beverage items are sold. Retail revenue is reported net of sales taxes collected from guests that are remitted to the appropriate taxing authorities.

Concentrations

During the year ended December 31, 2021, approximately 16% of the Company's revenues were from two customers. Additionally, at December 31, 2021, approximately 30% of the Company's accounts receivable was due from one customer.

During the year ended December 31, 2020, approximately 23% of the Company's revenues were from two customers. Additionally, at December 31, 2020, approximately 70% of the Company's accounts receivable was due from one customer.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash

The Company maintains its cash in accounts with a bank, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts, and management believes it is not exposed to any significant credit risk on its cash.

Receivables and Credit Policies

Accounts receivable are uncollateralized customer obligations due under normal trade terms requiring payment within five days from the invoice date. The Company does not charge interest on invoices over five days past due. Accounts receivable are stated at the amount billed to the customer. Customer account balances with invoices dated over 90 days old are considered delinquent.

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all accounts receivable balances that exceed 90 days from the invoice date and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Additionally, management estimates an allowance for the aggregate remaining accounts receivable based on historical collectability. When receivables are determined to be uncollectible, they are written off against the allowance for doubtful accounts. Management does not believe that an allowance for doubtful accounts is necessary at December 31, 2021 and 2020.

Inventories

Retail inventories are stated at the lower of cost (first-in, first-out method) or net realizable value and wholesale inventories are stated at the lower of cost (average cost method) or net realizable value. The Company reviews its inventories on a periodic basis and provides appropriate reserves based on quantities of inventory on hand and future demand. Management does not believe that an allowance for excess or slow-moving inventory is necessary at December 31, 2021 and 2020.

Depreciation

Depreciation of property and equipment is provided by use of the straight-line method over the following estimated useful lives of the assets:

Buildings and building improvements	39 years
Leasehold improvements	5 - 20 years
Machinery and equipment	7 years
Computer equipment	3 years
Furniture and fixtures	5 - 7 years

Depreciation of leasehold improvements is computed using the straight-line method over the lesser of the estimated useful life or the term of the lease.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Depreciation (continued)

Depreciation expense totaled approximately $1,242,000 and $724,000 in 2021 and 2020, respectively, the majority of which is included in cost of goods sold in the accompanying consolidated statement of operations. Maintenance and repairs that are not considered betterments and do not extend the useful life of property and equipment are charged to expense as incurred.

Deposits

The Company distributes its craft beer in kegs and packaged beer primarily in cans. The Company collects a deposit when kegs are shipped. This deposit is refunded to the distributor or customer upon return of the keg to the Company. An estimate of the deposit liability is based on recent historical information; this computation requires that management make certain estimates and assumptions that affect the reported amount of liabilities and expenses in the consolidated financial statements. As of December 31, 2021 and 2020, the deposit liability was included in accrued expenses and other current liabilities in the accompanying consolidated balance sheet, totaling approximately $47,000 and $32,000, respectively.

Advertising

Advertising costs are expensed as incurred. For 2021 and 2020, advertising costs amounted to approximately $636,000 and $151,000, respectively.

Equity Subscriptions Receivable

Equity subscriptions receivable that are collected prior to the date the consolidated financial statements were available to be issued are recorded as current assets. Equity subscriptions receivable that have not been collected as of the date the consolidated financial statements were available to be issued are recorded as a reduction to the respective member contribution.

Forgivable Loans

Absent specific guidance in GAAP, the Company accounts for forgivable loans as debt in accordance with ASC 470 and accrues interest in accordance with the interest method under ASC 835-30. Accordingly, proceeds from such loans are recorded as a liability until either the loan is, in part or wholly forgiven and the debt has been legally released or the loan is paid off. In addition, the Company has elected to classify the entire liability as long-term debt.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Government Assistance

In November 2021, the FASB issued Accounting Standards Update (ASU) 2021-10, which requires business entities to disclose information about certain types of government assistance received, which is effective for annual periods beginning after December 15, 2021, with early adoption permitted. The Company has adopted ASU 2021-10 prospectively for the year ended December 31, 2021. In 2021, the Company filed for government assistance through Employee Retention Credits (ERC's) under the Coronavirus Aid, Relief, and Economic Security (CARES) Act and the Consolidated Appropriations Act (CAA). ERC's are refundable tax credits against certain employment taxes equal to a percentage of qualified wages an eligible employer pays to employees, as defined in the CARES Act and CAA. Due to the uncertainty of the timing and amount of credits to be received, management has accounted for ERC's in accordance with ASC 450-30, *Gain Contingencies*, and will not record the impact of the ERC's until such uncertainties are resolved and the income is realizable. The Company filed for approximately $1,100,000 of ERC's. During February 2022, the Company received notices from the Internal Revenue Service acknowledging a portion of the ERC's totaling approximately $151,000.

Income Taxes

The Company is taxed as a partnership under the provisions of the Internal Revenue Code, which provide for the Company's income or loss to be taxed directly to its members. Accordingly, no provision for federal or state income taxes has been included in the accompanying consolidated financial statements.

The Company recognizes and discloses uncertain tax positions in accordance with GAAP. As of and during the years ended December 31, 2021 and 2020, the Company did not have a liability for unrecognized tax benefits.

Reclassification of Prior Year Presentation

Certain prior year amounts have been reclassified for consistency with the current year presentation. These reclassifications had no effect on the reported results of operations.

Future Operations

These consolidated financial statements have been prepared on a going concern basis, which implies the Company will continue to realize its assets and discharge its liabilities in the normal course of business. The Company incurred net losses of approximately $3,039,000 and $2,637,000 in 2021 and 2020, respectively. During this time, operations have been funded through members' equity and debt. Management plans to improve future financial results by growing revenue through geographic expansion and increasing margins by creating synergies and efficiencies between its locations. Although management continues to pursue these plans, there is no assurance that management's plans will alleviate the effects of these conditions and that such plans can be effectively implemented or achieved. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. The Company expects that, if necessary, to support future operations, additional funding will be available through equity raises or additional credit facilities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

    Recently Issued Accounting Pronouncements

    In February 2016, the FASB issued ASU No. 2016-02, *Leases*. Under the new guidance, lessees are required to recognize a right-of-use asset and a lease liability for all leases. The new guidance will continue to classify leases as either financing or operating, with classification affecting the pattern of expense recognition. The accounting applied by a lessor under the new guidance will be substantially equivalent to current lease accounting guidance. The new guidance is effective for nonpublic entities for annual reporting periods beginning after December 15, 2021. The new guidance is required to be applied with a modified retrospective approach to each prior reporting period presented and provides for certain practical expedients.

    The Company is evaluating the impact of the above guidance on its consolidated financial position and results of operations.

2. INVENTORIES

    At December 31, 2021 and 2020, inventories consisted of the following:

	2021	2020
Raw material	$ 170,227	$ 160,812
Work in process	161,826	95,141
Finished goods	165,803	153,182
	$ 497,856	$ 409,135

3. LINES OF CREDIT

    At December 31, 2021 and 2020, the Company had available a $100,000 revolving line of credit with a financial institution. Outstanding borrowings accrue interest at Prime (3.25% at December 31, 2021 and 2020), plus 1.45%, are collateralized by certain assets of the Company, and are guaranteed by a member. The revolving line of credit is due on demand and interest is payable monthly. At December 31, 2021 and 2020, the revolving line of credit had an outstanding balance of $100,000 and $99,836, respectively.

    During 2020, the Company had available a $400,000 revolving line of credit with a financial institution. Outstanding borrowings accrued interest at Prime plus 2.00% with interest payable monthly. At December 31, 2020, accrued interest totaled approximately $28,000, and is included in accrued expenses in the accompanying consolidated balance sheet. At December 31, 2020, the revolving line of credit had an outstanding principal balance of $369,989. During March 2021, the Company paid off the outstanding balance of principal and accrued interest and the line of credit was closed.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

3. LINES OF CREDIT (Continued)

In March 2021, the Company entered into a $400,000 revolving line of credit with a financial institution. Outstanding borrowings accrue interest at Prime plus 1.50% with interest payable monthly, provided the interest rate is not less than 4.75%. This revolving line of credit is collateralized by substantially all of the Company's assets and has a member as a co-borrower. At December 31, 2021, the revolving line of credit had an outstanding principal balance of $400,000.

4. LONG-TERM DEBT

The Company has a term note (the "County Loan") for the principal amount of $480,000 with a county to finance the purchase of equipment. The County Loan requires monthly installment payments of $4,525 through May 2027, including interest at 2.50%, is collateralized by certain equipment, and guaranteed by certain members of the Company. As of December 31, 2021 and 2020, the outstanding balance of the County Loan is $274,809 and $321,603, respectively.

The Company had a term note (the "Canning Note") with a vendor for the principal amount of $151,410 to finance the purchase of equipment. The Canning Note required quarterly installment payments of $20,337, through October 2021, including interest at 7.00%, and was collateralized by the financed equipment. At December 31, 2020, the outstanding balance of the Canning Note was $97,190. During the year ended December 31, 2021, the Company paid the outstanding balance and the Canning Note was closed.

In January 2020, the Company entered into a term note (the "Warehouse Note") with a financial institution for the principal amount of $500,000 to finance the purchase of a warehouse. The Warehouse Note requires monthly installment payments of $3,285, including interest at 4.87%, with a balloon payment due upon maturity in January 2025. The Warehouse Note is collateralized by the financed warehouse, guaranteed by a member, and subject to certain prepayment penalties, as defined. As of December 31, 2021 and 2020, the outstanding balance of the Warehouse Note is $470,473 and $486,267, respectively.

In February 2020, the Company entered into a Note and Security Agreement (the "Sleever Note") with a vendor for the principal amount of $50,000 to finance the purchase of equipment. The Sleever Note was non-interest bearing, required monthly principal payments of $3,125 through July 2021, and was collateralized by the financed equipment. At December 31, 2020, the outstanding balance of the Sleever Note was $18,750. During the year ended December 31, 2021, the Company paid the outstanding balance and the Sleever Note was closed.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

4.   LONG-TERM DEBT (Continued)

In April 2020, the Company received loan proceeds in the amount of approximately $367,000 under the Paycheck Protection Program ("PPP"), which includes a $10,000 grant for applying for an Economic Injury and Disaster Loan. The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act, provides for loans to qualifying businesses for amounts up to 2.5 times of the average monthly payroll expenses of the qualifying business. The loans and accrued interest are forgivable after eight or twenty-four weeks as long as the Company uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The amount of loan forgiveness will be reduced if the Company terminates employees or reduces salaries during the eight or twenty-four week period. The unforgiven portion of the PPP loan is payable over two years at an interest rate of 1.00%, with a deferral of payments for the first six months. At December 31, 2020, the PPP Loan was classified as a long-term debt on the accompanying consolidated balance sheet, as the debt was not yet legally released. In June 2021, forgiveness was granted by the Small Business Administration and $367,000 was recognized in other income on the accompanying consolidated statement of operations during the year ended December 31, 2021.

During February 2021, the Company applied for and received a second draw PPP loan of approximately $606,000. Borrowings bear interest at 1.00%, mature in five years, and are subject to the same terms of forgiveness as the original PPP loan. As of December 31, 2021, the full balance of the second draw PPP loan was outstanding. In January 2022, the second draw PPP loan was fully forgiven.

In July 2020, the Company entered into an Emergency Working Capital Loan Agreement (the "City WC Note") with a city for the principal amount of $10,000 to provide emergency working capital to purchase the mandated protective equipment as a result of COVID-19. The City WC Note requires monthly installment payments of $150 beginning in January 2021, until all proceeds are repaid, including interest at 1.00%, and is guaranteed by a certain member. In August 2020, the Company entered into a second Emergency Working Capital Loan Agreement with a city for an additional $10,000. Borrowings bear interest at 1.00% and are subject to the same terms as the first City WC Note. As of December 31, 2021 and 2020, the outstanding balance of the City WC Notes is $18,974 and $10,000, respectively.

In December 2020, the Company entered into a Term Note (the "Land Note") with a financial institution for the principal amount of $1,365,000 to provide financing for the purchase of land for the Company's production facility. The Land Note requires monthly interest only payments at Prime plus 1.50% (minimum interest rate of 4.75%). In December 2021, the Company modified the debt agreement to extend the maturity date to April 15, 2022. The Land Note and is guaranteed by certain members. As of December 31, 2021 and 2020, the outstanding balance of the Land Note is $1,365,000.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

4.   LONG-TERM DEBT (Continued)

At December 31, 2021, future maturities of long-term debt and convertible notes (see note 5) are approximately as follows:

2022	$ 3,802,000
2023	70,000
2024	73,000
2025	473,000
2026	57,000
Thereafter	23,000
	$ 4,498,000

The terms of the lines of credit and long-term debt agreements include certain non-financial covenants to be met, as defined.

Interest incurred on the notes payable, long-term debt, and convertible notes amounted to approximately $303,000 and $278,000 for the years ended December 31, 2021 and 2020, respectively.

5.   CONVERTIBLE NOTES AND RELATED PARTY DEBT

In January 2020, an advance due from a member was converted to a convertible promissory note. In addition, the Company issued other convertible promissory notes to members (collectively, the 2019 Convertible Notes) in an aggregate principal amount of $1,575,000. The 2019 Convertible Notes accrue interest at an annual rate of 13% and mature in January 2025. As of December 31, 2020, the total outstanding balance of the 2019 Convertible Notes is $1,767,926, which includes interest paid-in-kind of $192,926. The notes contain a voluntary conversion feature allowing the holder to convert the then outstanding principal amount and accrued interest into equity upon certain events. Upon election to convert, the holder receives membership interests equal to the aggregate outstanding principal and accrued interest, with units calculated based upon the discounted valuation, as defined in the agreement. During 2021, the Company offered a voluntary prepayment to the holders of the 2019 Convertible Notes which resulted in the Company issuing 7,089,404 Class A Units equal to $730,142. Based on elections of the 2019 Convertible Notes note holders, the Company paid $440,000 of principal to certain noteholders. As of December 31, 2021, the total outstanding balance of the 2019 Convertible Notes is $662,189, which includes interest paid-in-kind of $187,188.

In December 2020, the Company issued a series of unsecured promissory notes to members (collectively, the 2020 Notes) in an aggregate principal amount of $650,000. The 2020 Notes will accrue interest at an annual rate of 10% and mature in February 2022. The notes require monthly interest-only payments beginning in March 2021 with the aggregate outstanding principal and interest due upon maturity. The notes are subordinate to the 2019 convertible notes. As of December 31, 2021 and 2020, the total outstanding balance of the 2020 Notes is $650,000.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

5. CONVERTIBLE NOTES AND RELATED PARTY DEBT (Continued)

During June 2021, the Company issued an unsecured line of credit (the "Member LOC") for the amount of $450,000, payable on demand to a member of the Company. Interest is payable monthly at the Prime rate. As of December 31, 2021, the total outstanding balance of the Member LOC is $450,000. The note has been classified as current, as the Company anticipates to repay the principal outstanding balance during 2022.

During February 2022, the Company issued multiple revolving promissory notes to members (collectively, the 2022 Revolving PIK Notes) in an aggregate maximum principal amount of $1,000,000. Advances on the 2022 Revolving PIK Notes accrue interest at an annual rate of 10% and mature in February 2027. Interest in the first year of the note is payable in-kind. In the second year, the Company has the option to pay up to 50% of interest in-kind. For the remaining years of the 2022 Revolving PIK Notes, interest is payable quarterly.

6. LEASES

The Company leases a building for their Cleveland location under a non-cancelable operating lease with a company related through common ownership. The lease expires in May 2037. A deferred rent liability has been recorded based on the escalation of rent during the term of the lease, in accordance with GAAP. Starting in September 2021, the Company entered into a separate agreement with the related-party to rent additional space within the building for future expansion.

Pinecrest has a non-cancellable operating lease with a third party for property. The property opened in July 2020. The term of the lease is for ten years, with two five-year renewal periods which can be exercised at the Company's discretion, with aggregate monthly rents of approximately $8,200 escalating annually to approximately $10,700 in the tenth year. Also included in the lease agreement is a maximum tenant improvement allowance of approximately $358,000. The tenant allowance was capitalized and was netted with the deferred rent liability in the accompanying consolidated balance sheet. The tenant allowance will be amortized to rent expense over the life of the lease.

Columbus has non-cancellable operating leases with third parties for property. The leases expire in December 2024 and provide for two five-year renewal options at the Company's discretion. Columbus incurred $195,000 of buy-out fees to acquire the leasehold rights of the previous tenants. The buy-out fees were capitalized and are amortized to rent expense over the life of the lease. As of December 31, 2021 and 2020, the unamortized buy-out fees totaled approximately $100,000 and $127,000, respectively, and were netted with the deferred rent liability in the accompanying consolidated balance sheet.

Detroit has an operating lease with a third party for property. As of December 31, 2020, the property was in the build-out phase and opened in March 2021, upon commencement of the lease. The term of the lease is for ten years with aggregate monthly rents of approximately $13,400 escalating annually to approximately $17,500 in the tenth year. Also included in the lease agreement is a maximum tenant improvement allowance of approximately $573,000, which is netted with the deferred rent liability in the accompanying consolidated balance sheet.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

6.   LEASES (Continued)

As of December 31, 2021 and 2020, the Company's deferred rent liability was approximately $1,147,000 and $1,054,000, respectively. Annual rent expense incurred in 2021 and 2020 under these leases amounted to approximately $701,000 and $588,000, respectively, of which approximately $334,000 and $316,000 was to a related party, respectively. As of December 31, 2021 and 2020, the Company owed approximately $12,000 and $29,000, respectively, to the related party, which was included in accrued expenses in the accompanying consolidated balance sheet.

At December 31, 2021, future minimum annual rentals for the lease are approximately as follows:

	Related Party	Third Party	Total
2022	$ 345,000	$ 362,000	$ 707,000
2023	357,000	370,000	727,000
2024	368,000	378,000	746,000
2025	379,000	293,000	672,000
2026	391,000	302,000	693,000
Thereafter	4,234,000	1,236,000	5,470,000
	$ 6,074,000	$ 2,941,000	$ 9,015,000

7.   RETIREMENT PLAN

The Company sponsored a SIMPLE IRA retirement plan (the Plan) for all eligible employees in which employees could elect to defer a portion of their eligible compensation. The Company provided a dollar for dollar match on the first 3% of compensation an employee contributes. The Company closed this plan in 2020.

During 2021, the Company entered into a multiple employer 401(k) plan (the Plan) for all eligible employees in which employees may elect to defer a portion of their eligible compensation. The Company did not contribute to the Plan during 2021.

8.   MEMBERS' EQUITY

Class A and Class B units are entitled to voting rights, as defined in the Company's operating agreement. Class C units are non-voting. The Company is authorized to issue an unlimited amount of each class of unit. To the extent funds are available, the Company shall make distributions to the members that enable them to pay federal, state, and local taxes attributable to their units based upon their allocation of taxable income, if any, for the period. In the event of any liquidation, dissolution, or winding up of the Company, either voluntary or involuntary, after satisfaction of all debts, liabilities, and obligations of the Company, the excess cash balance will be paid to the unit holders in accordance with the distribution rights as defined in the Company's operating agreement.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

9.   SUBSEQUENT EVENT

During March 2022, the Company terminated a project for the construction of a new brewing facility. As a result, management has classified the land from the project as held-for-sale. The Company has listed and expects to sell the land for approximately $3,000,000 within the twelve months following the date the consolidated financial statements were available to be issued. The land collateralizes the Land Note (see Note 4), which matures in April 2022. In the event the Land Note matures and outstanding principal and interest becomes due, if the land has not yet been sold, the lender has the right to certain remedies in accordance with the Land Note agreement, which may include purchasing the land and applying the amount bid against the balance due to the lender. Management has evaluated subsequent events through March 30, 2022, the date the consolidated financial statements were available to be issued. The Company is not aware of any other subsequent events which would require recognition or disclosure in the consolidated financial statements.

Saucy Brew Works SE2, LLC

Financial Statements
December 31, 2021 and May 19, 2021

Cohen & Co

cohencpa.com

SAUCY BREW WORKS SE2, LLC

DECEMBER 31, 2021 AND MAY 19, 2021

TABLE OF CONTENTS

INDEPENDENT AUDITORS' REPORT .... 2 - 3

BALANCE SHEET
    December 31, 2021 and May 19, 2021 4

STATEMENT OF MEMBERS' EQUITY
    Period from May 20, 2021 through December 31, 2021, and period from inception,
        April 19, 2021, through May 19, 2021 5

STATEMENT OF CASH FLOWS
    Period from May 20, 2021 through December 31, 2021, and period from inception,
        April 19, 2021, through May 19, 2021 6

NOTES TO THE FINANCIAL STATEMENTS .... 7 - 9

Cohen & Co

Independent Auditors' Report

Members
Saucy Brew Works SE2, LLC

Opinion

We have audited the accompanying financial statements of Saucy Brew Works SE2, LLC, which comprise the balance sheet as of December 31, 2021 and May 19, 2021, and the related statements of members' equity and cash flows for the period from May 20, 2021 through December 31, 2021, and period from inception, April 19, 2021, through May 19, 2021, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Saucy Brew Works SE2, LLC as of December 31, 2021 and May 19, 2021, and the results of its operations and its cash flows for the periods then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Saucy Brew Works SE2, LLC and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Saucy Brew Works SE2, LLC's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

COHEN & COMPANY, LTD.
800.229.1099 | 866.818.4538 FAX | cohencpa.com

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Saucy Brew Works SE2, LLC's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Saucy Brew Works SE2, LLC's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Cohen & Company Ltd.

Cleveland, Ohio
April 4, 2022

BALANCE SHEET

DECEMBER 31, 2021 AND MAY 19, 2021

	December 31, 2021	May 19, 2021
ASSETS		
CURRENT ASSETS		
Cash	$ 839	$ 200
INVESTMENT IN SAUCY BREW WORKS, LLC	403,664	-
	$ 404,503	$ 200
LIABILITIES AND MEMBERS' EQUITY		
CURRENT LIABILITIES	$ -	$ -
LONG-TERM LIABILITIES	-	-
MEMBERS' EQUITY	404,503	200
	$ 404,503	$ 200

The accompanying notes are an integral part of these financial statements.

STATEMENT OF MEMBERS' EQUITY

FOR THE PERIOD FROM MAY 20, 2021 THROUGH DECEMBER 31, 2021, AND THE PERIOD
FROM INCEPTION, APRIL 19, 2021, THROUGH MAY 19, 2021

	UNITS	AMOUNT	TOTAL MEMBERS' EQUITY
BALANCE - APRIL 19, 2021	-	$ -	$ -
Contributions from members	200	200	200
BALANCE - MAY 19, 2021	200	200	200
Contributions from members	451,330	404,303	404,303
BALANCE - DECEMBER 31, 2021	451,530	$ 404,503	$ 404,503

The accompanying notes are an integral part of these financial statements.

STATEMENT OF CASH FLOWS

FOR THE PERIOD FROM MAY 20, 2021 THROUGH DECEMBER 31, 2021, AND THE PERIOD
FROM INCEPTION, APRIL 19, 2021, THROUGH MAY 19, 2021

	Period Ended December 31, 2021	Period Ended May 19, 2021
CASH FLOW USED IN OPERATING ACTIVITIES		
Net loss	$ -	$ -
Adjustments to reconcile net income to net cash used in operating activities:	-	-
Changes in operating assets and liabilities:	-	-
Net cash flow used in operating activities	-	-
CASH FLOW USED IN INVESTING ACTIVITY		
Investment in Saucy Brew Works, LLC	(403,664)	-
	(403,664)	-
CASH FLOW PROVIDED BY FINANCING ACTIVITY		
Contributions from members	404,303	200
	404,303	200
NET INCREASE IN CASH	639	200
CASH - BEGINNING OF PERIOD	200	-
CASH - END OF PERIOD	$ 839	$ 200

The accompanying notes are an integral part of these financial statements.

NOTES TO THE FINANCIAL STATEMENTS

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Saucy Brew Works SE2, LLC (the Company) is an Ohio limited liability company, formed on April 19, 2021, which was created for the exclusive purpose of (i) directly acquiring, holding, and disposing of Class C membership interests in Saucy Brew Works, LLC, an Ohio limited liability company (Saucy Brew Works), and raising capital in one or more offerings made in compliance with 17 C.F.R. 227.100 *et seq*. (Regulation Crowdfunding), and (ii) to take any and all actions necessary, appropriate, or incidental to the accomplishment of the foregoing purpose or to the protection and benefit of the Company. The Company does not have any current, nor does it plan to have in the future, operating activities outside of the purposes listed herein.

COVID-19 Impact

The ongoing COVID-19 pandemic has caused an economic downturn on a global scale, disrupted global supply chains, and created significant uncertainty, volatility, and disruption across economies and financial markets. The COVID-19 pandemic remains a rapidly evolving situation. The extent of the impact of COVID-19 on the Company and its financial results will depend on future developments, including the duration and spread of the outbreak within the markets in which it operates and the related impact on consumer confidence and spending, all of which are highly uncertain.

Investment in Saucy Brew Works, LLC

The Company accounts for its investment in Saucy Brew Works in accordance with Account Standards Codification 321, *Investments – Equity Securities*, which provides for investments in equity securities without a readily determinable fair value to be measured at cost, less impairment, if any. The Company reviews the carrying value of the investment for impairment whenever events or circumstances indicate that the carrying value may not be recoverable from the estimated future undiscounted cash flows expected to result from the investment. Management noted no such impairment during the period from May 20, 2021 through December 31, 2021, and for the period from inception, April 19, 2021, through May 19, 2021.

Reimbursement of Company Expenses

Pursuant to the terms of the Reimbursement Agreement between the Company and Saucy Brew Works dated as of April 19, 2021, Saucy Brew Works shall bear all costs and expenses attributed to Company activities and shall reimburse the manager, as defined, for all such costs and expenses paid thereby on behalf of the Company. During the period from May 20, 2021, through December 31, 2021, Saucy Brew Works incurred approximately $389,000 of expenses on behalf of the Company. All such expenses were related to the cost of raising capital. Saucy Brew Works incurred no such expenses during the period from inception, April 19, 2021, through May 19, 2021. As the Company has no other operating activities, the statement of operations has been omitted from the accompanying financial statements.

NOTES TO THE FINANCIAL STATEMENTS

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounting Estimates

Management uses estimates and assumptions in preparing its financial statements in accordance with accounting principles generally accepted in the United States of America (GAAP). Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could vary from the estimates that were used, particularly given the significant social and economic disruptions and uncertainties associated with the ongoing COVID-19 pandemic, and such differences may be material.

Income Taxes

The members of the Company elected for the Company to be taxed as a corporation under the provisions of the internal revenue code.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which these temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company recognizes and discloses uncertain tax positions in accordance with GAAP. As of and during the period from May 20, 2021 through December 31, 2021, and the period from inception, April 19, 2021, through May 19, 2021, the Company did not have a liability for unrecognized tax benefits.

Subsequent Events

Management has evaluated subsequent events through April 4, 2022, the date the financial statements were available to be issued.

2.   MEMBERS' EQUITY

The capital structure of the Company will consist of one class of units, which constitute membership interests in the Company. A unit is the measure of member's interest in the Company's distributions, profits, losses, and an undivided interest in the holder's capital account balance. Any debts, obligations, and liabilities of the Company, whether arising in contract, tort or otherwise, will be solely the debts, obligations, and liability of the Company and no member will be obligated personally for any such debt, obligation, or liability solely by reason of being a member in the Company. Each member shall have the right to direct the manager, on behalf of the Company, to assert the rights under applicable state and federal laws that such member would have if such member invested directly in Saucy Brew Works.

NOTES TO THE FINANCIAL STATEMENTS

3. INCOME TAXES

The company incurred a taxable loss of approximately $32,000 during the period from May 20, 2021 through December 31, 2021, resulting in a net operating loss (NOL) carryforward of approximately $32,000 as of December 31, 2021. As a result, the Company has recorded a deferred tax asset for the NOL carryforward of approximately $7,000. As of December 31, 2021, management has determined it is more likely than not that the deferred income tax asset will not be realized and, as such, has recorded a valuation allowance for the full amount. The Company had no taxable income or loss for the period from inception, April 19, 2021, through May 19, 2021.